FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 August 2011

HSBC HOLDINGS PLC

2011 INTERIM RESULTS - HIGHLIGHTS

Financial highlights:

•	Reported pre-tax profit US$11.5bn: up 3% on 1H10, and 45% on 2H10*

•	Profit attributable to ordinary shareholders US$8.9bn: up 35% on 1H10, 46% on 2H10

•	Return on average ordinary shareholders' equity 12.3%: up from 10.4% in 1H10, 8.9% in 2H10

•	Earnings per share US$0.51: up 34% on 1H10, and 46% on 2H10

•	Net assets per share of US$8.59: up 17% on 1H10, and 8% on 2H10

•	Dividends declared in respect of 2011 totalling US$0.18 per ordinary share, up 12.5%

•	Loan impairment and other credit risk provisions US$5.3bn: down 30% on 1H10, 19% on 2H10

•	Advances-to-deposits ratio 78.7%: up from 77.9% in 1H10, and 78.1% in 2H10

•	Core tier 1 capital ratio increased to 10.8% from 10.5% during the period

Business highlights:

•	Commercial Banking profits up 31%: supported by revenues up 14% and customer lending up 12% compared to year end

•	Retail Banking and Wealth Management profits up 131% as loan impairment charges fell

•	Global Banking and Markets profits down 12%, but held up well against strong 1H10

•	Profitable in all regions: profits up in Asia, Latin America, the Middle East and North America

•	Revenues stable at US$35.7bn: double digit growth in Asia and Latin America

•	Customer lending up 8% on year end: led by demand in trade, emerging markets and Europe

•	In the US, made progress on strategic review of credit card business and announced disposal of 195 non-strategic branches, principally in upstate New York

•	Announced: closure of retail banking in Russia and Poland; disposal of three insurance businesses

•	Cost efficiency ratio of 57.5%: compared with 50.9% in 1H10, and 59.9% in 2H10

Stuart Gulliver, Group Chief Executive said:

"I am pleased with these results, which mark a first step in the right direction on what will be a long journey."

Key performance indicators*:	1H11	1H10	2H10	Target/ benchmark
Return on average ordinary shareholders' equity	12.3%	10.4%	8.9%	12-15%
Cost efficiency ratio	57.5%	50.9%	59.9%	48-52%
Earnings per share (US$)	0.51	0.38	0.35	-
Core tier 1 ratio	10.8%	9.9%	10.5%	9.5-10.5%**

*All figures are given on a reported basis, unless otherwise stated
**Assumed common equity tier 1 ratio under Basel III

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$11,474M

HSBC made a profit before tax of US$11,474m, an increase of US$370m, or 3.3%, compared with the first half of 2010.

Profit attributable to ordinary shareholders was US$8,929m, an increase of US$2,300m or 35% compared with the first half of 2010.

Net interest income of US$20,235m was US$478m, or 2.4%, higher than the first half of 2010.

Net operating income before loan impairment charges and other credit risk provisions of US$35,694m was US$143m, or 0.4%, higher than the first half of 2010.

Total operating expenses of US$20,510m increased by US$2,399m, or 13.2%, compared with the first half of 2010. On an underlying basis, and expressed in terms of constant currency, operating expenses increased by 10%.

HSBC's cost efficiency ratio was 57.5% compared with 50.9% in the first half of 2010.

Loan impairment charges and other credit risk provisions were US$5,266m in the first half of 2011, US$2,257m lower than the first half of 2010.

The Directors have declared a second interim dividend for 2011 of US$0.09 per ordinary share, a distribution of approximately US$1,604m.

The core tier 1 ratio and tier 1 ratio for the Group remained strong at 10.8% and 12.2%, respectively, at 30 June 2011.

The Group's total assets at 30 June 2011 were US$2,691bn, an increase of US$236bn, or 9.6%, since 31 December 2010.

Geographical distribution of results

Profit/(loss) before tax
	Half-year to
	30 June 2011		30 June 2010		31 December 2010
	US$m	%	US$m	%	US$m	%

Europe	2,147	18.7	3,521	31.7	781	9.8
Hong Kong	3,081	26.9	2,877	25.9	2,815	35.5
Rest of Asia-Pacific	3,742	32.6	2,985	26.9	2,917	36.8
Middle East and North Africa	747	6.5	346	3.1	546	6.9
North America	606	5.3	492	4.4	(38)	(0.5)
Latin America	1,151	10.0	883	8.0	912	11.5

	11,474	100.0	11,104	100.0	7,933	100.0

Tax expense	(1,712)		(3,856)		(990)

Profit for the period	9,762		7,248		6,943

Profit attributable to shareholders
of the parent company	9,215		6,763		6,396

Profit attributable to
non-controlling interests	547		485		547

Distribution of results by customer group and global business

Profit/(loss) before tax
	Half-year to
	30 June 2011		30 June 2010		31 December 2010
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management	3,126	27.3	1,352	12.1	2,487	31.4
Commercial Banking	4,189	36.5	3,204	28.9	2,886	36.4
Global Banking and Markets	4,811	41.9	5,452	49.1	3,763	47.4
Global Private Banking	552	4.8	556	5.0	498	6.3
Other	(1,204)	(10.5)	540	4.9	(1,701)	(21.5)

	11,474	100.0	11,104	100.0	7,933	100.0

Statement by Douglas Flint, Group Chairman

Good progress has been made during the first half of 2011 in setting the necessary course to build further sustainable value from HSBC's many advantaged positions in attractive markets and customer-facing businesses. The priorities, set out in the Strategy Day which Stuart Gulliver, Group Chief Executive, presented with his team in early May this year, are now being actioned, as Stuart sets out clearly in his review. Against the backdrop of the significant regulatory change which is under way, our clear focus is to concentrate HSBC's capital allocation and resources on the market segments which we are best able to serve competitively and efficiently.

Our ability to make progress on these strategic issues has been enhanced by a period of relative stability in operating performance as revenue strength in the faster growing economies continued to offset the constraining impact of the wind-down of our exit portfolios. With credit experience also continuing to improve, earnings per share for the first half of 2011 of US$0.51 were 34% higher than those delivered in the first half of last year. The Group Chief Executive's review describes in more detail the drivers of this encouraging performance.

As foreshadowed when we reported our 2010 results, the Board has declared two interim dividends of US$0.09 per ordinary share in respect of 2011, with the second interim dividend payable on 6 October 2011 to holders of record on 18 August 2011 on the Hong Kong Overseas Branch Register and 19 August 2011 on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register. These dividends are 12.5% higher than those declared at the comparable stages last year.

Given the intense current focus amongst the regulatory and political communities on bank capital strength, it is very positive to note both that our capital position strengthened during the period and that we comfortably passed the European Banking Authority's industry wide stress test, the results of which were made public on 15 July 2011. The Group's core tier 1 ratio, which is the ratio most critically monitored by regulators, increased to 10.8% at 30 June 2011 from 10.5% at 31 December 2010 and 9.9% at 30 June 2010.

There has been significant further activity on the regulatory reform front in the period. The Independent Commission on Banking in the UK published its Interim Report on 11 April 2011 and we submitted our comments on its preliminary conclusions on 4 July 2011 in line with the timetable laid down. HSBC has been very actively involved in the debate around one of the principal reform ideas raised in this report, namely the concept of structurally 'ring-fencing' certain of the core activities contained within UK-incorporated universal banks; in our case this would affect our UK subsidiary, HSBC Bank plc. The objective of 'ring-fencing' certain activities from other activities is to facilitate the resolution and continuation of the core activities contained within the 'ring-fence', at little or no cost to the taxpayer in the event of a future crisis.

Much of the ongoing debate is around assessing the likely impact of various alternative 'ring-fencing' definitions on credit supply to the real economy in the UK and on the competitiveness of UK-incorporated banks. We believe the critical judgements ultimately to be made must consider two principal factors. The first of these is how any restructuring will likely affect the quantum and cost of credit supply to the real economy. The second is whether the benefit of this incremental restructuring - on top of the aggregate of all the reform measures already in hand under Basel III and EU directives - outweighs the considerable cost and time commitment involved.

In another major new development, the Basel Committee and the Financial Stability Board have now issued consultation documents concerning additional capital requirements for banks identified as global systemically important financial institutions. Incremental common equity of between 1% and 2.5% of risk-weighted assets on top of Basel III requirements is being proposed. We expect HSBC will fall at the higher end of incremental capital requirements. This level of capital is consistent with the expectation of Basel III common equity tier 1 ratio levels of between 9.5% and 10.5% referred to in our Annual Report and Accounts 2010.

The pace and quantum of regulatory reform continues to increase at the same time as the global economy appears to be losing momentum in its recovery. We are concerned about the possible pro-cyclical impacts of further deleveraging of the global economy arising from the regulatory reform agenda, at the same time as sovereign credit concerns and fiscal consolidation challenges become more critical.

Financial markets globally will likely be volatile over the rest of this year and into 2012 as participants assess and react to the possibility of political constraints preventing timely or optimal economic decisions. The global economy is currently facing many such situations, ranging from reaching a sustainable solution to eurozone sovereign indebtedness through dealing with the impact of inflationary pressures and commodity price increases on developing economies, supporting social reform and cohesion in the Middle East, balancing the growth imperative in the faster-growing economies with the consequences of asset price bubbles and, most importantly, negotiating a long-term framework for budget discipline and related financing in the United States.

Finally, I am delighted to report how effectively the new management team under the leadership of Stuart Gulliver is working together and making progress, under the governance and supervision of the Board, in delivering the strategic agenda which has been agreed. There is much to do and, as noted above, the current economic backdrop contains many challenges. However, the mood in the organisation is upbeat and there is real commitment and enthusiasm to tackle the tasks ahead of us.

Review by Stuart Gulliver, Group Chief Executive

HSBC's financial performance improved.

•	Reported profit before tax was US$11.5bn, up 3% from 1H10 and 45% from 2H10.

•	Profit attributable to ordinary shareholders was US$8.9bn, up 35% from 1H10 and 46% from 2H10.

•	Return on average ordinary shareholders' equity was 12.3%, up from 10.4% in 1H10 and 8.9% in 2H10.

•	The cost efficiency ratio was 57.5%, up from 50.9% in 1H10 but down from 59.9% in 2H10.

•	The advances-to-deposits ratio was 78.7%, up from 77.9% in 1H10 and 78.1% in 2H10.

•	We declared two interim dividends in respect of 2011 totalling US$0.18 per ordinary share, up 12.5% year on year.

•	The core tier 1 capital ratio was 10.8% at 30 June 2011, compared with 10.5% at 31 December 2010.

Progress on strategy

HSBC's global network covers the majority of world trade and capital flows, and provides access to faster-growing economies as well as the mature economies where wealth is stored. In May, we articulated our strategy to become the world's leading international bank by building on this distinctive position to leverage global economic and demographic trends. We also outlined our plans to deploy capital more efficiently, to improve cost efficiency and to target growth in selected markets. We are making progress in all three areas:

•
First, as a result of our portfolio review and application of a five-filter framework, we announced a number of closures and disposals. These included the closure of our retail businesses in Russia and Poland and the disposal of three insurance businesses. More materially in the US, we have made progress on the strategic review of our credit card business and announced the disposal of 195 non-strategic branches, principally in upstate New York.

•
Second, we are targeting US$2.5-3.5bn of sustainable cost savings by 2013. Since the start of 2011, we have begun operational restructurings in Latin America, the US, the UK, France and the Middle East which will reduce headcount by around 5,000. We launched a programme to reduce the costs of our head office and global support functions. We also initiated more efficient business operating models for Commercial Banking and Retail Banking and Wealth Management.

•
Third, we continued to position the business for growth. We increased revenues in target markets and we made progress in wealth management, where we saw higher investment income, especially in Asia, and funds under management in Global Asset Management reached a record high at the end of the period.

Revenues

•	At US$35.7bn, total Group revenues were stable compared with 1H10 and up 9% compared with 2H10.

•	We recorded double-digit revenue growth in Hong Kong, Rest of Asia-Pacific and Latin America compared with 1H10.

•
As we had forecast, revenue declined in the US as we continued to manage down balances in the run-off portfolios, and in Balance Sheet Management as positions matured. Along with many peers, we saw weaker Credit and Rates revenues in Europe in Global Banking and Markets.

Loan impairment charges

•	Loan impairment charges were US$5.3bn compared with US$7.5bn in 1H10 and US$6.5bn in 2H10.

•
 Most of the improvement was in the US. The Consumer Finance run-off and Cards portfolios recorded lower balances as well as improved delinquency rates, although we saw a slowing of delinquency trend improvements in the second quarter.

•	In Global Banking and Markets, loan impairment charges and other credit risk provisions were lower.

Cost efficiency

•
The cost efficiency ratio rose from 50.9% to 57.5% compared with 1H10. Reflecting strategic investment in the business, key drivers behind the increase were higher staff numbers, wage inflation, and other costs related to business growth. We also reported a number of notable cost items during the period.

•	The cost efficiency ratio fell compared with 59.9% in 2H10 as we controlled discretionary spend and took action to make sustainable savings.

•	Significantly, on a quarterly basis, the cost efficiency ratio was 54.4% in 2Q11, lower than in each of the previous three quarters.

Balance sheet

•	Compared with year-end 2010, customer account balances increased by 7% or US$91.3bn to US$1.3 trillion, with most of the increase in Europe and Asia.

•
Compared with year-end 2010, total customer loan balances increased by 8% or US$79.5bn to US$1.0 trillion, rising in all regions except North America, where we managed down balances in the Consumer Finance portfolios.

•	The core tier 1 ratio increased during the period from 10.5% at the end of 2010 to 10.8%, driven primarily by profit generation.

Economic outlook

We remain positive on the outlook for emerging markets. We expect a soft landing in China and we believe Hong Kong is well-equipped to mitigate overheating pressures. We expect continued growth in the rest of Asia-Pacific and Latin America and take comfort from the focus of the authorities on managing inflationary pressures. In the Middle East, the outlook for the Gulf Cooperation Council economies is also positive.

In the developed world, growth in the US and Europe is likely to remain sluggish as long as the impact of high debt levels and government budget cuts weigh on economic activity. In the UK, we remain concerned that regulatory actions being contemplated and the ongoing regulatory uncertainty will constrain the supply of credit to the real economy and contribute to sub-par economic growth.

In closing, I would add that I am pleased with these results, which mark a first step in the right direction on what will be a long journey.

Financial Overview
Half-year to			Half-year to
30 June			30 June	30 June	31 December
2011			2011	2010	2010
£m	HK$m		US$m	US$m	US$m

		For the period
7,102	89,302	Profit before tax	11,474	11,104	7,933
		Profit attributable to ordinary shareholders
5,527	69,494	of the parent company	8,929	6,629	6,117
2,480	31,179	Dividends	4,006	3,261	3,089

		At the period end
100,156	1,247,066	Total shareholders' equity	160,250	135,943	147,667
108,615	1,352,387	Total regulatory capital	173,784	154,886	167,555
902,791	11,240,834	Customer accounts and deposits by banks	1,444,466	1,274,637	1,338,309
1,681,867	20,941,261	Total assets	2,690,987	2,418,454	2,454,689
730,331	9,093,493	Risk-weighted assets	1,168,529	1,075,264	1,103,113

£	HK$		US$	US$	US$
		Per ordinary share
0.32	3.97	Basic earnings	0.51	0.38	0.35
0.31	3.89	Diluted earnings	0.50	0.38	0.34
0.13	1.63	Dividends*	0.21	0.18	0.16
5.37	66.85	Net asset value at period end	8.59	7.35	7.94

		Share information
		US$0.50 ordinary shares in issue	17,818m	17,510m	17,686m
		Market capitalisation	US$177bn	US$161bn	US$180bn
		Closing market price per ordinary share	£6.18	£6.15	£6.51

			Over 1	Over 3	Over 5
			year	years	years
		Total shareholder return to
		30 June 2011**	104.6	104.9	95.6
		Benchmarks: FTSE 100	124.9	118.4	122.6
		MSCI World	122.3	127.9	132.6
		MSCI Banks	111.0	103.2	77.5

*  The dividend per ordinary share of US$0.21 shown in the accounts is the total of the dividends declared during the first half of 2011. This represents the fourth interim dividend for 2010 and the first interim dividend for 2011.

** Total shareholder return ('TSR') is as defined on page 227 of the Annual Report and Accounts 2010.

	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	%	%	%

Performance ratios
Return on average invested capital*	11.4	9.4	8.2
Return on average ordinary shareholders' equity	12.3	10.4	8.9
Post-tax return on average total assets	0.7	0.6	0.6
Pre-tax return on average risk-weighted assets	2.0	2.0	1.4

Efficiency and revenue mix ratios
Cost efficiency ratio	57.5	50.9	59.9

As a percentage of total operating income:
- net interest income	47.8	48.6	50.0
- net fee income	20.8	20.9	22.5
- net trading income	11.4	8.7	9.3

Capital ratios
- Core tier 1 ratio	10.8	9.9	10.5
- Tier 1 ratio	12.2	11.5	12.1
- Total capital ratio	14.9	14.4	15.2

* Average invested capital is measured as average total shareholders' equity after:

    - adding back the average balance of goodwill amortised before the transition to IFRSs or subsequently written off directly to reserves (less goodwill previously amortised in respect of the French regional banks sold in 2008);

    - deducting the average balance of HSBC's revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed cost of such properties on transition to IFRSs and will run down as the properties are sold;

- deducting average preference shares and other equity instruments issued by HSBC Holdings; and

- deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities.

Consolidated Income Statement
Half-year to			Half-year to
30 June			30 June	30 June	31 December
2011			2011	2010	2010
£m	HK$m		US$m	US$m	US$m

19,217	241,631	Interest income	31,046	28,686	29,659
(6,692)	(84,142)	Interest expense	(10,811)	(8,929)	(9,975)

12,525	157,489	Net interest income	20,235	19,757	19,684

6,775	85,177	Fee income	10,944	10,405	10,712
(1,323)	(16,632)	Fee expense	(2,137)	(1,887)	(1,875)

5,452	68,545	Net fee income	8,807	8,518	8,837

		Trading income excluding net interest
2,001	25,147	income	3,231	2,309	2,371
979	12,305	Net interest income on trading activities	1,581	1,243	1,287

2,980	37,452	Net trading income	4,812	3,552	3,658

		Changes in fair value of long-term debt
(306)	(3,845)	issued and related derivatives	(494)	1,125	(1,383)
		Net income/(expense) from other financial
244	3,066	instruments designated at fair value	394	(40)	1,518

		Net income/(expense) from financial
(62)	(779)	instruments designated at fair value	(100)	1,085	135

300	3,775	Gains less losses from financial investments	485	557	411
54	677	Dividend income	87	59	53
4,147	52,146	Net earned insurance premiums	6,700	5,666	5,480
795	10,001	Other operating income	1,285	1,478	1,084

26,191	329,306	Total operating income	42,311	40,672	39,342

		Net insurance claims incurred and
(4,096)	(51,500)	movement in liabilities to policyholders	(6,617)	(5,121)	(6,646)

		Net operating income before loan
		impairment charges and other credit
22,095	277,806	risk provisions	35,694	35,551	32,696
		Loan impairment charges and other
(3,260)	(40,985)	credit risk provisions	(5,266)	(7,523)	(6,516)

18,835	236,821	Net operating income	30,428	28,028	26,180

(6,513)	(81,885)	Employee compensation and benefits	(10,521)	(9,806)	(10,030)
(5,212)	(65,525)	General and administrative expenses	(8,419)	(7,014)	(8,142)
		Depreciation and impairment of property,
(498)	(6,265)	plant and equipment	(805)	(834)	(879)
		Amortisation and impairment of
(474)	(5,954)	intangible assets	(765)	(457)	(526)

(12,697)	(159,629)	Total operating expenses	(20,510)	(18,111)	(19,577)

6,138	77,192	Operating profit	9,918	9,917	6,603

		Share of profit in associates and
964	12,110	joint ventures	1,556	1,187	1,330

7,102	89,302	Profit before tax	11,474	11,104	7,933

(1,059)	(13,324)	Tax expense	(1,712)	(3,856)	(990)

6,043	75,978	Profit for the period	9,762	7,248	6,943

		Profit attributable to shareholders
5,704	71,721	of the parent company	9,215	6,763	6,396

339	4,257	Profit attributable to non-controlling	547	485	547
		interests

Consolidated Statement of Comprehensive Income
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Profit for the period	9,762	7,248	6,943

Other comprehensive income/(expense)
Available-for-sale investments:
– fair value gains	1,378	4,698	1,670
– fair value (gains)/losses transferred to income statement on disposal	(529)	(574)	(600)
– amounts transferred to the income statement in respect of impairment losses	287	678	440
– income taxes	–	(596)	119

	1,136	4,206	1,629
Cash flow hedges:
– fair value gains/(losses)	231	(1,687)	1,509
– fair value gains/(losses) transferred to income statement	(196)	1,644	(1,808)
– income taxes	5	(2)	73

	40	(45)	(226)

Actuarial gains/(losses) on defined benefit plans
– before income taxes	(18)	(82)	22
– income taxes	(1)	22	(23)

	(19)	(60)	(1)

Share of other comprehensive income of associates and joint ventures	(146)	73	34
Exchange differences	4,404	(6,128)	5,561
Income tax attributable to exchange differences	165	–	–

Other comprehensive income/(expense) for the period, net of tax	5,580	(1,954)	6,997

Total comprehensive income for the period	15,342	5,294	13,940

Total comprehensive income for the period attributable to:
– shareholders of the parent company	14,728	4,901	13,186
– non-controlling interests	614	393	754

	15,342	5,294	13,940

Consolidated Balance Sheet
At			At	At	At
30 June			30 June	30 June	31 December
2011			2011	2010	2010
£m	HK$m		US$m	US$m	US$m

		ASSETS

42,636	530,872	Cash and balances at central banks	68,218	71,576	57,383
		Items in the course of collection from
9,411	117,181	other banks	15,058	11,195	6,072
		Hong Kong Government certificates of
12,341	153,656	indebtedness	19,745	18,364	19,057
296,844	3,696,061	Trading assets	474,950	403,800	385,052
24,728	307,895	Financial assets designated at fair value	39,565	32,243	37,011
162,920	2,028,550	Derivatives	260,672	288,279	260,757
141,277	1,759,067	Loans and advances to banks	226,043	196,296	208,271
648,680	8,076,844	Loans and advances to customers	1,037,888	893,337	958,366
260,536	3,243,982	Financial investments	416,857	385,471	400,755
29,689	369,666	Other assets	47,503	42,140	43,251
929	11,572	Current tax assets	1,487	1,070	1,096
7,848	97,711	Prepayments and accrued income	12,556	11,586	11,966
11,801	146,940	Interests in associates and joint ventures	18,882	15,701	17,198
20,018	249,242	Goodwill and intangible assets	32,028	27,859	29,922
7,246	90,225	Property, plant and equipment	11,594	13,291	11,521
4,963	61,797	Deferred tax assets	7,941	6,246	7,011

1,681,867	20,941,261	Total assets	2,690,987	2,418,454	2,454,689

At			At	At	At
30 June			30 June	30 June	31 December
2011			2011	2010	2010
£m	HK$m		US$m	US$m	US$m

		LIABILITIES AND EQUITY
		Liabilities
12,341	153,656	Hong Kong currency notes in circulation	19,745	18,364	19,057
78,424	976,478	Deposits by banks	125,479	127,316	110,584
824,367	10,264,356	Customer accounts	1,318,987	1,147,321	1,227,725
		Items in the course of transmission to
10,198	126,979	other banks	16,317	11,976	6,663
241,140	3,002,482	Trading liabilities	385,824	274,836	300,703
61,425	764,815	Financial liabilities designated at fair value	98,280	80,436	88,133
160,641	2,000,169	Derivatives	257,025	287,014	258,665
93,627	1,165,767	Debt securities in issue	149,803	153,600	145,401
19,739	245,779	Other liabilities	31,583	71,732	28,050
1,643	20,459	Current tax liabilities	2,629	2,558	1,804
40,282	501,558	Liabilities under insurance contracts	64,451	52,516	58,609
8,395	104,528	Accruals and deferred income	13,432	12,174	13,906
1,892	23,556	Provisions	3,027	1,828	2,138
723	9,004	Deferred tax liabilities	1,157	1,264	1,093
1,849	23,019	Retirement benefit liabilities	2,958	3,949	3,856
20,471	254,883	Subordinated liabilities	32,753	28,247	33,387

1,577,157	19,637,488	Total liabilities	2,523,450	2,275,131	2,299,774

		Equity
5,568	69,330	Called up share capital	8,909	8,755	8,843
5,251	65,377	Share premium account	8,401	8,423	8,454
3,657	45,532	Other equity instruments	5,851	5,851	5,851
19,428	241,903	Other reserves	31,085	18,721	25,414
66,252	824,924	Retained earnings	106,004	94,193	99,105

100,156	1,247,066	Total shareholders’ equity	160,250	135,943	147,667
4,554	56,707	Non-controlling interests	7,287	7,380	7,248

104,710	1,303,773	Total equity	167,537	143,323	154,915

1,681,867	20,941,261	Total equity and liabilities	2,690,987	2,418,454	2,454,689

Consolidated Statement of Cash Flows
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Cash flows from operating activities
Profit before tax	11,474	11,104	7,933

Adjustments for:
- net gain from investing activities	(544)	(1,111)	(587)
- share of profit in associates and joint ventures	(1,556)	(1,187)	(1,330)
- other non-cash items included in profit before tax	8,825	9,553	9,334
- change in operating assets	(92,560)	14,130	(27,397)
- change in operating liabilities	130,301	(1,389)	43,661
- elimination of exchange differences	(16,046)	17,993	(19,792)
- dividends received from associates	246	198	243
- contributions paid to defined benefit plans	(588)	(2,899)	(422)
- tax paid	(1,709)	(247)	(2,046)

Net cash generated from operating activities	37,843	46,145	9,597

Cash flows from investing activities
Purchase of financial investments	(156,596)	(199,567)	(141,635)
Proceeds from the sale and maturity of financial investments	153,407	178,272	143,574
Purchase of property, plant and equipment	(665)	(739)	(1,794)
Proceeds from the sale of property, plant and equipment	194	3,338	1,035
Proceeds from the sale of loan portfolios	-	929	3,314
Net purchase of intangible assets	(893)	(521)	(658)
Net cash outflow from acquisition of subsidiaries	-	(34)	(52)
Net cash inflow from disposal of subsidiaries	5	191	275
Net cash outflow from acquisition of or increase in stake of associates	(39)	(563)	(1,026)
Net cash outflow from the deconsolidation of funds	-	-	(19,566)
Proceeds from disposal of associates and joint ventures	11	171	83

Net cash used in investing activities	(4,576)	(18,523)	(16,450)

Cash flows from financing activities
Issue of ordinary share capital	13	-	180
Issue of other equity instruments	-	3,718	-
Net sales of own shares for market-making
and investment purposes	27	61	102
(Purchases)/sales of own shares to meet share awards and share option awards	(27)	19	(8)
On exercise of share options	-	61	(59)
Subordinated loan capital issued	-	1,329	3,152
Subordinated loan capital repaid	(2,574)	(2,408)	(67)
Net cash outflow from the changes in stake in subsidiaries	-	-	(229)
Dividends paid to ordinary shareholders of the parent company	(2,192)	(2,126)	(1,315)
Dividends paid to non-controlling interests	(321)	(329)	(266)
Dividends paid to holders of other equity instruments	(286)	(134)	(279)

Net cash generated from/(used in) financing activities	(5,360)	191	1,211

Net increase/(decrease) in cash and cash equivalents	27,907	27,813	(5,642)

Cash and cash equivalents at beginning of period	274,076	250,766	265,910
Exchange differences in respect of cash and cash equivalents	10,368	(12,669)	13,808

Cash and cash equivalents at end of period	312,351	265,910	274,076

Consolidated Statement of Changes in Equity
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Called up share capital
At beginning of period	8,843	8,705	8,755
Shares issued under employee share plans	1	3	9
Shares issued in lieu of dividends and amounts arising thereon	65	47	79

At end of period	8,909	8,755	8,843

Share premium
At beginning of period	8,454	8,413	8,423
Shares issued under employee share plans	12	58	110
Shares issued in lieu of dividends and amounts arising thereon	(65)	(48)	(79)

At end of period	8,401	8,423	8,454

Other equity instruments
At beginning of period	5,851	2,133	5,851
Capital securities issued during the period	–	3,718	–

At end of period	5,851	5,851	5,851

Retained earnings
At beginning of period	99,105	88,737	94,193
Shares issued in lieu of dividends and amounts arising thereon	1,334	1,584	940
Dividends to shareholders	(4,006)	(3,261)	(3,089)
Tax credits on dividends	64	54	68
Own shares adjustment	(225)	80	94
Exercise and lapse of share options and vesting of share awards	–	(119)	119
Cost of share-based payment arrangements	588	371	441
Income taxes on share-based payments	36	(14)	–
Other movements	37	(30)	(28)
Change in ownership interest in subsidiaries that did not result in loss of control	–	–	(50)
Total comprehensive income for the period	9,071	6,791	6,417

At end of period	106,004	94,193	99,105

Other reserves
Available-for-sale fair value reserve
At beginning of period	(4,077)	(9,965)	(5,520)
Other movements	14	294	(77)
Total comprehensive income for the period	1,146	4,151	1,520

At end of period	(2,917)	(5,520)	(4,077)

Cash flow hedging reserve
At beginning of period	(285)	(26)	(57)
Other movements	–	8	(1)
Total comprehensive income for the period	40	(39)	(227)

At end of period	(245)	(57)	(285)

Foreign exchange reserve
At beginning of period	2,468	2,994	(3,010)
Other movements	–	(2)	2
Total comprehensive income for the period	4,471	(6,002)	5,476

At end of period	6,939	(3,010)	2,468

	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Merger reserve
At beginning of period	27,308	27,308	27,308

At end of period	27,308	27,308	27,308

Total shareholders’ equity
At beginning of period	147,667	128,299	135,943
Shares issued under employee share plans	13	61	119
Shares issued in lieu of dividends and amounts arising thereon	1,334	1,583	940
Capital securities issued during the period	–	3,718	–
Dividends to shareholders	(4,006)	(3,261)	(3,089)
Tax credits on dividends	64	54	68
Own shares adjustment	(225)	80	94
Exercise and lapse of share options and vesting of share awards	–	(119)	119
Cost of share-based payment arrangements	588	371	441
Income taxes on share-based payments	36	(14)	–
Other movements	51	270	(104)
Changes in ownership interests in subsidiaries that did not result in loss of control	–	–	(50)
Total comprehensive income for the period	14,728	4,901	13,186

At end of period	160,250	135,943	147,667

Non-controlling interests
At beginning of period	7,248	7,362	7,380
Dividends to shareholders	(413)	(409)	(316)
Other movements	1	(1)	4
Acquisition and disposals of subsidiaries	(261)	–	(436)
Changes in ownership interests in subsidiaries that did not result in loss of control	98	35	(138)
Total comprehensive income for the period	614	393	754

At end of period	7,287	7,380	7,248

Total equity
At beginning of period	154,915	135,661	143,323
Shares issued under employee share plans	13	61	119
Shares issued in lieu of dividends and amounts arising thereon	1,334	1,583	940
Capital securities issued during the period	–	3,718	–
Dividends to shareholders	(4,419)	(3,670)	(3,405)
Tax credits on dividends	64	54	68
Own shares adjustment	(225)	80	94
Exercise and lapse of share options and vesting of share awards	–	(119)	119
Cost of share-based payment arrangements	588	371	441
Income taxes on share-based payments	36	(14)	–
Other movements	52	269	(100)
Acquisition and disposal of subsidiaries	(261)	–	(436)
Changes in ownership interests in subsidiaries that did not result in loss of control	98	35	(188)
Total comprehensive income for the period	15,342	5,294	13,940

At end of period	167,537	143,323	154,915

Additional Information

1. Basis of preparation

The basis of preparation applicable to the interim consolidated financial statements of HSBC can be found in Note 1 of the Interim Report 2011.

The interim consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Services Authority and IAS 34 'Interim Financial Reporting' ('IAS 34') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the European Union ('EU').

The consolidated financial statements of HSBC at 31 December 2010 were prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the IASB and as endorsed by the EU. EU-endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2010, there were no unendorsed standards effective for the year ended 31 December 2010 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2010 were prepared in accordance with IFRSs as issued by the IASB.

At 30 June 2011, there were no unendorsed standards effective for the period ended 30 June 2011 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee ('IFRIC') and its predecessor body.

During the period ended 30 June 2011, HSBC adopted a number of interpretations and amendments to standards which had an insignificant effect on the interim consolidated financial statements.

2. Dividends

The Directors have declared a second interim dividend in respect of the financial year ending 31 December 2011 of US$0.09 per ordinary share, a distribution of approximately US$1,604m which will be payable on 6 October 2011 to holders of record on 18 August 2011 on the Hong Kong Overseas Branch Register and 19 August 2011 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 26 September 2011, and with a scrip dividend alternative. Particulars of these arrangements will be sent to shareholders on or about 31 August 2011 and elections must be received by 21 September 2011. As this dividend was declared after the balance sheet date, it has not been included in 'Other liabilities' at 30 June 2011.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 6 October 2011 to the holders of record on 19 August 2011. The dividend will be payable by Euroclear France in cash, in euros at the forward exchange rate quoted by HSBC France on 26 September 2011, or as a scrip dividend alternative. Particulars of these arrangements will be announced through Euronext Paris on 16 August 2011 and 24 August 2011.

The dividend will be payable on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, on 6 October 2011 to holders of record on 19 August 2011. The dividend of US$0.45 per ADS will be payable by the depositary in cash, in US dollars, and with a scrip dividend alternative of new ADSs. Particulars of these arrangements will be mailed to ADS holders on or about 31 August 2011. Elections must be received by the depositary on or before 21 September 2011. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 17 August 2011. The ADSs will be quoted ex-dividend in New York on 17 August 2011.

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Overseas Branch Registrar should do so before 4.00pm on 18 August 2011 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register of shareholders but who has not lodged the share transfer with the Principal Registrar or the Bermuda Overseas Branch Registrar respectively, should do so before 4.00pm on 19 August 2011 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on 19 August 2011. Accordingly any person who wishes to remove ordinary shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4.00pm on 17 August 2011; any person who wishes to remove ordinary shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4.00pm on 18 August 2011. Transfers of ADSs should be lodged with the depositary by 12 noon on 19 August 2011 in order to receive the dividend.

Dividends paid to shareholders of HSBC Holdings plc during the period were as follows:

	Half-year to
	30 June 2011			30 June 2010			31 December 2010
	Per		Settled	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m

Dividends declared on
ordinary shares
In respect of previous year:
- fourth interim dividend	0.12	2,119	1,130	0.10	1,733	838	-	-	-
In respect of current year:
- first interim dividend	0.09	1,601	204	0.08	1,394	746	-	-	-
- second interim dividend	-	-	-	-	-	-	0.08	1,402	735
- third interim dividend	-	-	-	-	-	-	0.08	1,408	205

	0.21	3,720	1,334	0.18	3,127	1,584	0.16	2,810	940

Quarterly dividends on
preference shares classified
as equity
March dividend	15.50	22		15.50	22		-	-
June dividend	15.50	23		15.50	23		-	-
September dividend	-	-		-	-		15.50	22
December dividend	-	-		-	-		15.50	23

	31.00	45		31.00	45		31.00	45

Quarterly coupons on capital
securities classified as equity
January coupon	0.508	44		0.508	44		-	-
March coupon	0.500	76		-	-		-	-
April coupon	0.508	45		0.508	45		-	-
June coupon	0.500	76		-	-		-	-
July coupon	-	-		-	-		0.508	45
September coupon	-	-		-	-		0.450	68
October coupon	-	-		-	-		0.508	45
December coupon	-	-		-	-		0.500	76

	2.016	241		1.016	89		1.966	234

On 15 July 2011, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$45m. No liability is recorded in the financial statements in respect of this coupon payment.

3. Earnings and dividends per ordinary share

	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$	US$	US$

Basic earnings per ordinary share	0.51	0.38	0.35
Diluted earnings per ordinary share	0.50	0.38	0.34
Dividends per ordinary share	0.21	0.18	0.16
Net asset value at period end	8.59	7.35	7.94

Dividend pay out ratio*	41.2%	47.4%	45.7%

* Dividends per ordinary share expressed as a percentage of basic earnings per ordinary share.

Basic earnings per ordinary share was calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	9,215	6,763	6,396
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(241)	(89)	(234)

Profit attributable to ordinary shareholders of the parent company	8,929	6,629	6,117

4. Tax expense

	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

UK corporation tax charge	230	609	(226)
Overseas tax	1,694	2,439	889

Current tax	1,924	3,048	663
Deferred tax	(212)	808	327

Tax expense	1,712	3,856	990

Effective tax rate	14.9%	34.7%	12.5%

The UK corporation tax rate applying to HSBC was 26.5% (2010: 28%). Overseas tax included Hong Kong profits tax of US$453m (first half of 2010: US$426m; second half of 2010: US$536m). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5% (2010: 16.5%) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate. The following table reconciles the overall tax expense which would apply if all profits had been taxed at the UK corporation tax rate:

Analysis of overall tax expense:

	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Taxation at UK corporation tax rate of 26.5% (2010: 28%)	3,041	3,109	2,221
Effect of taxing overseas profits in principal locations at different rates	(275)	(326)	(418)
Adjustments in respect of prior period liabilities	522	(20)	20
Deferred tax temporary differences not provided/ (previously not recognised)	(1,008)	8	(14)
Low income housing tax credits	(42)	(44)	(42)
Effect of profit in associates and joint ventures	(412)	(332)	(373)
Tax effect of intra-group transfer of subsidiary	–	1,590	(374)
Effect of gains arising from dilution of interests in associates	(48)	–	(53)
Non taxable income	(179)	(164)	(210)
Gains not subject to tax	(5)	(180)	(95)
Permanent disallowables	95	99	177
Effect of bank payroll tax	–	91	(12)
Change in tax rates	2	–	31
Local taxes and overseas withholding tax	117	38	23
Other items	(96)	(13)	109

Overall tax expense	1,712	3,856	990

5. Analysis of net fee income

	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Cards	1,977	1,900	1,901
Account services	1,846	1,821	1,811
Funds under management	1,414	1,181	1,330
Broking income	933	766	1,023
Credit facilities	849	827	808
Imports/Exports	552	466	525
Insurance	545	578	569
Global custody	391	439	261
Unit trusts	374	267	293
Remittances	371	329	351
Underwriting	332	264	359
Corporate finance	235	248	192
Trust income	148	141	150
Mortgage servicing	56	60	58
Taxpayer financial services	1	91	(18)
Maintenance income on operating leases	-	53	46
Other	920	974	1,053

Total fee income	10,944	10,405	10,712
Less: fee expense	(2,137)	(1,887)	(1,875)

Net fee income	8,807	8,518	8,837

6. Loan impairment charge

	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Individually assessed impairment allowances:
- Net new allowances	1,209	1,129	1,641
- Recoveries	(571)	(60)	(85)

	638	1,069	1,556

Collectively assessed impairment allowances:
- Net new allowances	4,960	6,558	5,240
- Recoveries	(625)	(393)	(482)

	4,335	6,165	4,758

Total charge for impairment losses	4,973	7,234	6,314

Banks	-	12	-
Customers	4,973	7,222	6,314

7. Capital resources

	At	At	At
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Composition of regulatory capital
Tier 1 capital
Shareholders' equity	154,652	136,719	142,746
Shareholders' equity per balance sheet	160,250	135,943	147,667
Preference share premium	(1,405)	(1,405)	(1,405)
Other equity instruments	(5,851)	(5,851)	(5,851)
Deconsolidation of special purpose entities	1,658	8,032	2,335

Non-controlling interests	3,871	3,949	3,917
Non-controlling interests per balance sheet	7,287	7,380	7,248
Preference share non-controlling interests	(2,445)	(2,391)	(2,426)
Non-controlling interest transferred to tier 2 capital	(507)	(676)	(501)
Non-controlling interest in deconsolidated subsidiaries	(464)	(364)	(404)

Regulatory adjustments to the accounting basis	888	(3,079)	1,794
Unrealised (gains)/losses on available-for-sale debt securities	3,290	(797)	3,843
Own credit spread	(773)	(1,779)	(889)
Defined benefit pension fund adjustment	1,211	1,940	1,676
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	(3,085)	(2,500)	(3,121)
Cash flow hedging reserve	245	57	285

Deductions	(33,649)	(30,753)	(32,341)
Goodwill capitalised and intangible assets	(29,375)	(26,398)	(28,001)
50% of securitisation positions	(1,274)	(1,754)	(1,467)
50% of tax credit adjustment for expected losses	126	269	241
50% of excess of expected losses over impairment allowances	(3,126)	(2,870)	(3,114)

Core tier 1 capital	125,762	106,836	116,116

Other tier 1 capital before deductions	18,339	17,577	17,926
Preference share premium	1,405	1,405	1,405
Preference share non-controlling interests	2,445	2,391	2,426
Hybrid capital securities	14,489	13,781	14,095

Deductions	(988)	(345)	(863)
Unconsolidated investments	(1,114)	(614)	(1,104)
50% of tax credit adjustment for expected losses	126	269	241

Tier 1 capital	143,113	124,068	133,179

Tier 2 capital
Total qualifying tier 2 capital before deductions	50,544	48,170	52,713
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	3,085	2,500	3,121
Collective impairment allowances	2,772	3,526	3,109
Perpetual subordinated debt	2,782	2,982	2,781
Term subordinated debt	41,605	38,862	43,402
Non-controlling interest in tier 2 capital	300	300	300

Total deductions other than from tier 1 capital	(19,873)	(17,352)	(18,337)
Unconsolidated investments	(15,471)	(12,727)	(13,744)
50% of securitisation positions	(1,274)	(1,754)	(1,467)
50% of excess of expected losses over impairment allowances	(3,126)	(2,870)	(3,114)
Other deductions	(2)	(1)	(12)

Total regulatory capital	173,784	154,886	167,555

	At	At	At
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Risk-weighted assets
Credit risk	947,525	839,079	890,696
Counterparty credit risk	52,985	57,323	50,175
Market risk	44,456	52,964	38,679
Operational risk	123,563	125,898	123,563

Total	1,168,529	1,075,264	1,103,113

	%	%	%
Capital ratios
Core tier 1 ratio	10.8	9.9	10.5
Tier 1 ratio	12.2	11.5	12.1
Total capital ratio	14.9	14.4	15.2

8. Notes on the statement of cash flows

	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Other non-cash items included in profit before tax
Depreciation, amortisation and impairment	1,631	1,442	1,359
Gains arising from dilution of interests in associates	(181)	(188)	-
Revaluations on investment property	(38)	8	(101)
Share-based payment expense	588	371	441
Loan impairment losses gross of recoveries and other credit risk provisions	6,011	7,976	7,083
Provisions	937	158	522
Impairment of financial investments	339	40	65
Charge/(credit) for defined benefit plans	(321)	246	280
Accretion of discounts and amortisation of premiums	(141)	(500)	(315)

	8,825	9,553	9,334

Change in operating assets
Change in prepayments and accrued income	(590)	839	(382)
Change in net trading securities and net derivatives	7,079	20,176	40,161
Change in loans and advances to banks	(6,738)	(8,515)	13,728
Change in loans and advances to customers	(85,132)	(3,812)	(75,471)
Change in financial assets designated at fair value	(2,480)	5,460	(5,306)
Change in other assets	(4,699)	(18)	(127)

	(92,560)	14,130	(27,397)

Change in operating liabilities
Change in accruals and deferred income	(474)	(1,016)	1,732
Change in deposits by banks	14,895	2,444	(16,732)
Change in customer accounts	91,262	(11,714)	80,405
Change in debt securities in issue	4,402	6,583	(8,078)
Change in financial liabilities designated at fair value	11,285	342	5,317
Change in other liabilities	8,931	1,972	(18,983)

	130,301	(1,389)	43,661

	At	At	At
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Cash and cash equivalents
Cash and balances at central banks	68,218	71,576	57,383
Items in the course of collection from other banks	15,058	11,195	6,072
Loans and advances to banks of one month or less	215,381	171,022	189,197
Treasury bills, other bills and certificates of deposit less than three months	30,011	24,093	28,087
Less: items in the course of transmission to other banks	(16,317)	(11,976)	(6,663)

	312,351	265,910	274,076

	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m
Interest and dividends
Interest paid	(12,644)	(9,932)	(11,473)
Interest received	33,578	31,397	32,299
Dividends received	376	380	183

9. Segmental analysis

Net operating income
	Europe	Hong Kong	Rest of Asia- Pacific	Middle East and North Africa	North America	Latin America	Intra-HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to:
30 June 2011	10,167	5,389	5,248	1,137	5,191	4,863	(1,567)	30,428
30 June 2010	11,220	4,833	4,351	750	4,446	3,895	(1,467)	28,028
31 December 2010	8,510	5,255	4,442	1,033	4,306	4,292	(1,658)	26,180

Profit/(loss) before tax
Half-year to:
30 June 2011	2,147	3,081	3,742	747	606	1,151	-	11,474
30 June 2010	3,521	2,877	2,985	346	492	883	-	11,104
31 December 2010	781	2,815	2,917	546	(38)	912	-	7,933

Balance sheet information
Total assets
At 30 June 2011	1,379,308	474,044	298,590	58,038	529,386	163,611	(211,990)	2,690,987
At 30 June 2010	1,280,698	410,991	244,624	49,637	495,408	121,885	(184,789)	2,418,454
At 31 December 2010	1,249,527	429,565	278,062	52,757	492,487	139,938	(187,647)	2,454,689

10. Reconciliation of reported and underlying profit before tax

	Half-year to 30 June 2011 ('1H11') compared with half-year to 30 June 2010 ('1H10')
				1H10 at
				1H11
	1H10 as	1H10	Currency	exchange	1H11 as	1H11	1H11
	reported	adjustments	translation	rates	reported	adjustments	underlying
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	19,757	17	698	20,472	20,235	-	20,235
Net fee income	8,518	(50)	288	8,756	8,807	-	8,807
Changes in fair value*	1,074	(1,074)	-	-	(143)	143	-
Other income	6,202	(404)	254	6,052	6,795	(180)	6,615

Net operating income**	35,551	(1,511)	1,240	35,280	35,694	(37)	35,657

Loan impairment charges
and other credit risk
provisions	(7,523)	-	(176)	(7,699)	(5,266)	-	(5,266)

Net operating income	28,028	(1,511)	1,064	27,581	30,428	(37)	30,391

Operating expenses	(18,111)	148	(737)	(18,700)	(20,510)	-	(20,510)

Operating profit	9,917	(1,363)	327	8,881	9,918	(37)	9,881

Income from associates	1,187	-	41	1,228	1,556	-	1,556

Profit before tax	11,104	(1,363)	368	10,109	11,474	(37)	11,437

	Half-year to 30 June 2011 ('1H11') compared with half-year to 31 December 2010 ('2H10')
				2H10 at
				1H11
	2H10 as	2H10	Currency	exchange	1H11 as	1H11	1H11
	reported	adjustments	translation	rates	reported	adjustments	underlying
HSBC	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	19,684	1	424	20,109	20,235	-	20,235
Net fee income	8,837	-	195	9,032	8,807	-	8,807
Changes in fair value*	(1,137)	1,137	-	-	(143)	143	-
Other income	5,312	(334)	123	5,101	6,795	(180)	6,615

Net operating income**	32,696	804	742	34,242	35,694	(37)	35,657

Loan impairment charges
and other credit risk
provisions	(6,516)	-	(116)	(6,632)	(5,266)	-	(5,266)

Net operating income	26,180	804	626	27,610	30,428	(37)	30,391

Operating expenses	(19,577)	-	(471)	(20,048)	(20,510)	-	(20,510)

Operating profit	6,603	804	155	7,562	9,918	(37)	(9,881)

Income from associates	1,330	(1)	27	1,356	1,556	-	1,556

Profit before tax	7,933	803	182	8,918	11,474	(37)	11,437

* Changes in fair value of own debt designated at fair value attributable to credit spread.
** Net operating income before loan impairment charges and other credit risk provisions.

11. Distribution of results by customer group and global business

Retail Banking and Wealth Management
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Net interest income	12,086	12,194	11,972
Net fee income	4,212	4,060	4,337

Net trading income/(expense)	188	(376)	298
Net income/(expense) from financial instruments designated at fair value	343	(127)	1,337
Gains less losses from financial investments	70	1	(25)
Dividend income	14	14	13
Net earned insurance premiums	5,698	4,954	4,783
Other operating income	688	405	279

Total operating income	23,299	21,125	22,994

Net insurance claims incurred and movement in liabilities to policyholders	(5,727)	(4,572)	(5,936)
Net operating income before loan impairment charges
and other credit risk provisions	17,572	16,553	17,058

Loan impairment charges and other credit risk provisions	(4,270)	(6,318)	(4,941)

Net operating income	13,302	10,235	12,117

Direct employee expenses	(3,169)	(2,757)	(3,013)
Other operating expenses, including reallocations	(7,577)	(6,592)	(7,177)

Total operating expenses	(10,746)	(9,349)	(10,190)

Operating profit	2,556	886	1,927

Share of profit in associates and joint ventures	570	466	560

Profit before tax	3,126	1,352	2,487

Commercial Banking
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Net interest income	4,814	4,024	4,463
Net fee income	2,131	1,935	2,029

Net trading income	296	233	222
Net income from financial instruments designated at fair value	55	26	164
Gains less losses from financial investments	2	3	(4)
Dividend income	8	5	7
Net earned insurance premiums	985	696	683
Other operating income	263	355	230

Total operating income	8,554	7,277	7,794

Net insurance claims incurred and movement in liabilities to policyholders	(874)	(537)	(700)
Net operating income before loan impairment charges
and other credit risk provisions	7,680	6,740	7,094

Loan impairment charges and other credit risk provisions	(642)	(705)	(1,100)

Net operating income	7,038	6,035	5,994

Direct employee expenses	(1,210)	(1,063)	(1,090)
Other operating expenses, including reallocations	(2,255)	(2,203)	(2,475)

Total operating expenses	(3,465)	(3,266)	(3,565)

Operating profit	3,573	2,769	2,429

Share of profit in associates and joint ventures	616	435	457

Profit before tax	4,189	3,204	2,886

Global Banking and Markets
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Net interest income	3,603	3,724	3,619
Net fee income	1,730	1,879	1,785

Net trading income	3,827	3,754	2,076
Net income/(expense) from financial instruments designated at fair value	(212)	8	28
Gains less losses from financial investments	414	507	356
Dividend income	39	22	26
Net earned insurance premiums	23	21	20
Other operating income	280	420	693

Total operating income	9,704	10,355	8,603

Net insurance claims incurred and movement in liabilities to policyholders	(15)	(15)	(11)
Net operating income before loan impairment charges
and other credit risk provisions	9,689	10,320	8,592

Loan impairment charges and other credit risk recoveries	(334)	(499)	(491)

Net operating income	9,355	9,821	8,101

Direct employee expenses	(2,396)	(2,347)	(2,006)
Other operating expenses, including reallocations	(2,464)	(2,260)	(2,615)

Total operating expenses	(4,860)	(4,607)	(4,621)

Operating profit	4,495	5,214	3,480

Share of profit in associates and joint ventures	316	238	283

Profit before tax	4,811	5,452	3,763

Global Private Banking
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Net interest income	729	646	699
Net fee income	731	643	656

Net trading income	207	219	193
Gains less losses from financial investments	(3)	11	(17)
Dividend income	4	3	2
Other operating income	21	21	17

Net operating income before loan impairment charges
and other credit risk provisions	1,689	1,543	1,550

Loan impairment charges and other credit risk provisions	(22)	-	12

Net operating income	1,667	1,543	1,562

Direct employee expenses	(688)	(609)	(628)
Other operating expenses, including reallocations	(429)	(358)	(440)

Total operating expenses	(1,117)	(967)	(1,068)

Operating profit	550	576	494

Share of profit/(loss) in associates and joint ventures	2	(20)	4

Profit before tax	552	556	498

Other
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Net interest expense	(481)	(537)	(461)
Net fee income	3	1	30

Net trading income/(expense)	(222)	(572)	261

Net income/(expense) from financial instruments designated at fair value	(286)	1,178	(1,394)

Gains less losses from financial investments	2	35	101
Dividend income	22	15	5
Net earned insurance premiums	(6)	(5)	(6)
Other operating income	2,997	3,114	2,891

Total operating income	2,029	3,229	1,427

Net insurance claims incurred and movement in liabilities to policyholders	(1)	3	1
Net operating income before loan impairment charges and
other credit risk provisions	2,028	3,232	1,428

Loan impairment charges and other credit risk provisions	2	(1)	4

Net operating income/(expense)	2,030	3,231	1,432

Direct employee expenses	(3,058)	(3,030)	(3,293)
Other operating expenses, including reallocations	(228)	271	134

Total operating expenses	(3,286)	(2,759)	(3,159)

Operating profit/(loss)	(1,256)	472	(1,727)

Share of profit in associates and joint ventures	52	68	26

Profit/(loss) before tax	(1,204)	540	(1,701)

12. Distribution of results by geography

Europe
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Interest income	9,075	8,811	8,739
Interest expense	(3,509)	(3,009)	(3,291)

Net interest income	5,566	5,802	5,448

Fee income	4,255	4,111	4,223
Fee expense	(1,124)	(934)	(1,029)

Net fee income	3,131	3,177	3,194

Net trading income	2,007	1,604	1,259

Changes in fair value of long-term debt issued and related derivatives	(371)	715	(1,080)
Net income/(expense) from other financial instruments designated at
fair value	131	(142)	789

Net income/(expense) from financial instruments designated at
fair value	(240)	573	(291)

Gains less losses from financial investments	312	237	249
Dividend income	25	14	6
Net earned insurance premiums	2,386	2,137	1,930
Other operating income	652	1,141	976

Total operating income	13,839	14,685	12,771

Net insurance claims incurred and movement in liabilities to policyholders	(2,499)	(1,964)	(2,742)
Net operating income before loan impairment charges
and other credit risk provisions	11,340	12,721	10,029

Loan impairment charges and other credit risk provisions	(1,173)	(1,501)	(1,519)

Net operating income	10,167	11,220	8,510

Operating expenses	(8,014)	(7,704)	(7,741)

Operating profit	2,153	3,516	769

Share of profit/(loss) in associates and joint ventures	(6)	5	12

Profit before tax	2,147	3,521	781

Hong Kong
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Interest income	2,716	2,414	2,688
Interest expense	(467)	(420)	(436)

Net interest income	2,249	1,994	2,252

Fee income	1,885	1,626	1,834
Fee expense	(273)	(231)	(267)

Net fee income	1,612	1,395	1,567

Net trading income	669	688	624

Changes in fair value of long-term debt issued and related derivatives	-	(2)	-
Net income/(expense) from other financial instruments designated at
fair value	26	(28)	408

Net income/(expense) from financial instruments designated at
fair value	26	(30)	408

Gains less losses from financial investments	18	111	(13)
Dividend income	31	13	17
Net earned insurance premiums	2,588	2,248	2,084
Other operating income	911	644	962

Total operating income	8,104	7,063	7,901

Net insurance claims incurred and movement in liabilities to policyholders	(2,690)	(2,167)	(2,595)
Net operating income before loan impairment charges
and other credit risk provisions	5,414	4,896	5,306

Loan impairment charges and other credit risk provisions	(25)	(63)	(51)

Net operating income	5,389	4,833	5,255

Operating expenses	(2,339)	(1,968)	(2,463)

Operating profit	3,050	2,865	2,792

Share of profit in associates and joint ventures	31	12	23

Profit before tax	3,081	2,877	2,815

Rest of Asia-Pacific
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Interest income	4,088	2,976	3,456
Interest expense	(1,707)	(1,154)	(1,450)

Net interest income	2,381	1,822	2,006

Fee income	1,372	1,138	1,261
Fee expense	(255)	(204)	(263)

Net fee income	1,117	934	998

Net trading income	862	780	838

Changes in fair value of long-term debt issued and related derivatives	(1)	-	(2)
Net income/(expense) from other financial instruments designated at
fair value	4	(2)	28

Net income/(expense) from financial instruments designated at
fair value	3	(2)	26

Gains less losses from financial investments	(22)	39	107
Dividend income	1	1	-
Net earned insurance premiums	340	198	250
Other operating income	932	877	721

Total operating income	5,614	4,649	4,946

Net insurance claims incurred and movement in liabilities to policyholders	(266)	(151)	(212)
Net operating income before loan impairment charges
and other credit risk provisions	5,348	4,498	4,734

Loan impairment charges and other credit risk provisions	(100)	(147)	(292)

Net operating income	5,248	4,351	4,442

Operating expenses	(2,836)	(2,417)	(2,726)

Operating profit	2,412	1,934	1,716

Share of profit in associates and joint ventures	1,330	1,051	1,201

Profit before tax	3,742	2,985	2,917

Middle East and North Africa
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Interest income	995	979	1,024
Interest expense	(322)	(312)	(324)

Net interest income	673	667	700

Fee income	367	382	355
Fee expense	(40)	(26)	(34)

Net fee income	327	356	321

Net trading income	237	194	176

Changes in fair value of long-term debt issued and related derivatives	(7)	-	-
Net income/(expense) from other financial instruments designated at
fair value	1	-	-

Net income/(expense) from financial instruments designated at
fair value	(6)	-	-

Gains less losses from financial investments	(6)	(1)	(2)
Dividend income	2	5	2
Other operating income	9	(33)	25

Total operating income	1,236	1,188	1,222

Net insurance claims incurred and movement in liabilities to policyholders	-	-	-

Net operating income before loan impairment charges
and other credit risk provisions	1,236	1,188	1,222

Loan impairment charges and other credit risk provisions	(99)	(438)	(189)

Net operating income	1,137	750	1,033

Operating expenses	(574)	(519)	(559)

Operating profit	563	231	474

Share of profit in associates and joint ventures	184	115	72

Profit before tax	747	346	546

North America
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Interest income	7,790	8,637	8,144
Interest expense	(1,941)	(2,284)	(2,058)

Net interest income	5,849	6,353	6,086

Fee income	2,228	2,329	2,195
Fee expense	(510)	(528)	(332)

Net fee income	1,718	1,801	1,863

Net trading income/(expense)	448	(67)	381

Changes in fair value of long-term debt issued and related derivatives	(115)	412	(301)
Net income/(expense) from other financial instruments
designated at fair value	(4)	2	(2)
Net income/(expense) from financial instruments
designated at fair value	(119)	414	(303)

Gains less losses from financial investments	110	118	25
Dividend income	21	21	21
Net earned insurance premiums	118	126	119
Other operating income	168	306	(73)

Total operating income	8,313	9,072	8,119

Net insurance claims incurred and movement in liabilities to policyholders	(73)	(72)	(72)

Net operating income before loan impairment charges
and other credit risk provisions	8,240	9,000	8,047

Loan impairment charges and other credit risk provisions	(3,049)	(4,554)	(3,741)

Net operating income	5,191	4,446	4,306

Operating expenses	(4,602)	(3,957)	(4,365)

Operating profit/(loss)	589	489	(59)

Share of profit in associates and joint ventures	17	3	21

Profit/(loss) before tax	606	492	(38)

Latin America
	Half-year to
	30 June	30 June	31 December
	2011	2010	2010
	US$m	US$m	US$m

Interest income	6,977	5,434	6,156
Interest expense	(3,460)	(2,315)	(2,964)

Net interest income	3,517	3,119	3,192

Fee income	1,295	1,140	1,226
Fee expense	(393)	(285)	(332)

Net fee income	902	855	894

Net trading income	589	353	380

Changes in fair value of long-term debt issued and related derivatives	-	-	-
Net income from other financial instruments designated at fair value	236	130	295

Net income from financial instruments designated at fair value	236	130	295

Gains less losses from financial investments	73	53	45
Dividend income	7	5	7
Net earned insurance premiums	1,268	957	1,097
Other operating income	180	10	131

Total operating income	6,772	5,482	6,041

Net insurance claims incurred and movement in liabilities to policyholders	(1,089)	(767)	(1,025)
Net operating income before loan impairment charges
and other credit risk provisions	5,683	4,715	5,016

Loan impairment charges and other credit risk provisions	(820)	(820)	(724)

Net operating income	4,863	3,895	4,292

Operating expenses	(3,712)	(3,013)	(3,381)

Operating profit	1,151	882	911

Share of profit in associates and joint ventures	-	1	1

Profit before tax	1,151	883	912

13. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

		Half-year to
		30 June	30 June	31 December
		2011	2010	2010
		US$m	US$m	US$m

Closing:	HK$/US$	7.782	7.787	7.773
	£/US$	0.625	0.667	0.644

Average:	HK$/US$	7.783	7.772	7.767
	£/US$	0.619	0.656	0.639

14. Legal proceedings, investigations and regulatory matters

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions including the UK, EU and the US arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters is material, either individually or in the aggregate. HSBC recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 30 June 2011.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 State Attorneys General relating to real estate lending practices, Household International (now HSBC Finance) and certain former officers were named as defendants in a class action law suit, Jaffe v Household International Inc, et al No 2. C 5893 (N.D.Ill, filed 19 August 2002). The complaint asserted claims under the US Securities Exchange Act of 1934, on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002. The claims alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household's Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 State settlement agreement, and facts relating to accounting practices evidenced by the restatement. Following a jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs, the Court issued a ruling on 22 November 2010 within the second phase of the case to determine actual damages, that claim forms should be mailed to class members, and also set out a method for calculating damages for class members who filed claims. As previously reported, lead plaintiffs, in court filings in March 2010, estimated that damages could range 'somewhere between US$2.4bn to US$3.2bn to class members', before pre-judgement interest.

Class members had until 24 May 2011 to file claims. In filings with the Court, plaintiffs indicated that the Court-appointed claims administrator has made a preliminary determination that 45,332 of the claimants have an allowed loss, and that the "preliminary, estimated damages for these potential class members, subject to revision as duplicate claims are identified and supplemental information is received, exceeds US$2bn". All submitted claims are subject to a validation process that, as indicated in the plaintiffs' filings, will not be completed until December 2011. Once the claims administration process is complete, plaintiffs are expected to ask the Court to assess pre-judgement interest to be included as part of the Court's final judgement.

Despite the jury verdict and the 22 November 2010 ruling, HSBC continues to believe that it has meritorious grounds for appeal of one or more of the rulings in the case, and intends to seek an appeal of the Court's final judgement, which could involve a substantial amount. Upon appeal, HSBC Finance will be required to provide security for the judgement in order to suspend its execution while the appeal is ongoing by depositing cash in an interest-bearing escrow account or posting an appeal bond in the amount of the judgement (including any pre-judgement interest awarded).

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. HSBC believes it has meritorious grounds for appeal on matters of both liability and damages and will argue on appeal that damages should be nil or a relatively insignificant amount. If the Appeals Court partially accepts or rejects HSBC's arguments, the cost of damages, including pre-judgement interest, could be higher, and may lie in a range from a relatively insignificant amount to somewhere in the region of US$3bn.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff ('Madoff') was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150 year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers' money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers' money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others.

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities.

Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC to date, we estimate that the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4.3bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg, and other jurisdictions. The suits (which include US class actions) allege that the HSBC defendants knew or should have known of Madoff's fraud and breached various duties to the funds and fund investors.

One of the funds HSBC companies provided custodial and administration services for was Thema International Fund plc, a limited liability company incorporated and authorised in Ireland as a UCITS fund under the European Communities (Undertaking for Collective Investments in Transferable Securities) Regulations 1985. HSBC estimates that the purported net asset value of Thema International Fund plc as at 30 November 2008 was US$1.1bn and that Thema International Fund plc's actual transfers to Madoff Securities minus its actual withdrawals were approximately US$312m. On 7 June 2011, HSBC Securities Services (Ireland) Limited, HSBC Institutional Trust Services (Ireland) Limited, HSBC Holdings plc and, subject to the granting of leave to effect a proposed pleading amendment, HSBC Bank USA, N.A. entered into an agreement, without any admission of wrongdoing or liability, to settle the action pending in the United States District Court for the Southern District of New York, relating to Thema International Fund plc. The settlement is subject to various conditions to its effectiveness and the HSBC defendants may terminate the settlement in certain circumstances. The payment to be made by the HSBC defendants is US$62.5m.

In December 2010, the Madoff Securities trustee commenced suits against various HSBC companies in the US bankruptcy court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) seeks US$9bn in damages and additional recoveries from HSBC and the various co-defendants. It seeks damages against HSBC for allegedly aiding and abetting Madoff's fraud and breach of fiduciary duty. In July 2011, after withdrawing the case from the Bankruptcy Court in order to decide certain threshold issues, the US District Court dismissed the trustee's various common law claims on the grounds that the trustee lacks standing to assert them. The trustee may appeal this ruling. The District Court returned the case to the US Bankruptcy Court for further proceedings on the remaining claims. Those claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds. HSBC acquired those fund units in connection with financing transactions HSBC had entered into with various clients. The trustee's US bankruptcy law claims also seek recovery of fees earned by HSBC for providing custodial, administration and similar services to the funds. The trustee's English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the ground that the HSBC defendants actually or constructively knew of Madoff's fraud.

In July 2011, one of the clients with whom HSBC entered into a Madoff-related financing transaction commenced suit in the US seeking to rescind the transaction and recover approximately US$16m it paid to HSBC in connection with the transaction.

Between October 2009 and March 2011, Fairfield Sentry Limited and Fairfield Sigma Limited ('Fairfield'), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands ('BVI') and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC's private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated values resulting from Madoff's fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law.

There are many factors which may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings, including but not limited to the circumstances of the fraud, the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. Many of the cases where HSBC companies are named as a defendant are at an early stage. For these reasons, among others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all such claims but they could be significant. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

Payment Protection Insurance

On 10 August 2010 the Financial Services Authority ('FSA') published Policy Statement 10/12 ('PS 10/12') on the assessment and redress of Payment Protection Insurance ('PPI') complaints. On 8 October 2010, an application for Judicial Review was issued by the British Bankers' Association ('BBA') acting on behalf of a group of UK banks, which included HSBC Bank plc, seeking an order to quash PS 10/12 and also Guidance issued by the Financial Ombudsman Service ('FOS') on handling PPI complaints. The Judicial Review application was heard by the Court in January 2011.

On 20 April 2011, the High Court issued an adverse judgement on the Judicial Review application. Subsequently the BBA, acting on behalf of its members, confirmed that it would not appeal the judgement. HSBC Bank plc accepts the High Court's decision and is working with the FSA and the FOS in order to ensure all PPI complaints are handled and, where appropriate, redressed in accordance with PS 10/12.

There are many factors affecting the resulting financial impact of the judgement, including the effect of the decision on the nature and volume of customer complaints; and the extent to which HSBC Bank plc might be required to take action, and the nature of any such action, in relation to non-complainants. The extent of any redress that may be required as a result of the decision to uphold PS 10/12 and the FOS Guidance will also depend on the facts and circumstances of each individual customer's case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress for this matter. There is a provision of US$509m as at 30 June 2011 in respect of the estimated liability for redress in respect of the possible mis-selling of PPI policies in previous years.

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and HSBC Finance and HSBC North America entered into a similar consent order with the Federal Reserve Board following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. These consent orders require a review of foreclosures from January 2009 to December 2010 to determine if any customer was financially injured as a result of an error in the foreclosure process. An independent consultant has been retained to conduct that review, and remediation, including restitution, may be required if a customer is found to have been financially injured. HSBC Bank USA, HSBC Finance and HSBC North America continue to work with the Office of the Comptroller of the Currency and the Federal Reserve Board to define and address the requirements of the consent orders.

These consent orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HSBC North America by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice ('DoJ') or State Attorneys General, which could include the imposition of fines and actions to recover civil money penalties and other financial penalties relating to the activities that were the subject of the consent orders. The Federal Reserve Board has indicated in a press release relating to the financial services industry in general that it believes monetary sanctions are appropriate for the enforcement actions and that it plans to announce monetary penalties. An increase in private litigation concerning these practices is also possible. While it is possible that civil money penalties will be imposed on HSBC Bank USA, HSBC Finance or HSBC North America, HSBC is unable at this time to estimate reliably the amounts, or range of possible amounts, of any such penalties, or claims arising from any private litigation.

Media reports suggest that the five largest U.S. mortgage servicers are engaged in discussions with bank regulators, the DoJ and State Attorneys General regarding a broader settlement with respect to foreclosure and other mortgage servicing practices, and that the settlement will involve a substantial payment. Following the conclusion of these discussions and the announcement of any such settlement with the five largest servicers, it is expected that the next nine largest mortgage servicers, including HSBC Bank USA and HSBC Finance, will be approached regarding a settlement although the timing and proposed terms of such settlement discussions are not presently known.
Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. HSBC Bank USA has received subpoenas from the Securities and Exchange Commission ('SEC') and DoJ seeking production of documents and confirmation relating to its involvement and the involvement of its affiliates in specified private-label residential mortgage-backed securities ('MBS') transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters. In addition, HSBC Securities Inc. has been named as defendant in a small number of actions in its role as underwriter in specified private-label residential MBS offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. HSBC expects this level of focus will continue and, potentially, intensify, so long as the US real estate markets continue to be distressed. As a result, HSBC Group companies may be subject to additional litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group. HSBC is unable to estimate reliably the financial effect of any action or litigation relating to these matters. As situations develop it is possible that any related claims could be significant.

Other US regulatory and law enforcement investigations

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency and the indirect parent of that company, HSBC North America, entered into a consent cease and desist order with the Federal Reserve Board. These actions require improvements for an effective compliance risk management programme across the Group's US businesses, including US Bank Secrecy Act ('BSA') and Anti Money Laundering ('AML') compliance. Steps continue to be taken to address the requirements of these Orders and to ensure that compliance and effective policies and procedures are maintained.

Various HSBC Group companies are the subject of ongoing investigations, including Grand Jury subpoenas and other requests for information, by US Government agencies, including the US Attorney's Office, the DoJ and the New York County District Attorney's Office. These investigations pertain to, among other matters, HSBC Bank USA's bank note and dollar clearing services and their compliance with BSA and AML controls, as well as various HSBC Group companies' compliance with Office of Foreign Asset Control ('OFAC') requirements, and whether various HSBC Group companies acted appropriately in relation to certain customers who had US tax reporting requirements and various HSBC Group companies' adherence to the US broker dealer rules when dealing with US securities. In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records identifying US taxpayers with bank accounts at the offices of an HSBC Group company and continues to work with the US Internal Revenue Service to meet their requirements.

The consent cease and desist orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance, or HSBC North America by bank regulatory or law enforcement agencies, including actions to recover civil money penalties, fines and other financial penalties relating to activities which were the subject of the cease and desist orders. In addition, it is likely that there could be some form of formal enforcement action in respect of some or all of the ongoing investigations. Actual or threatened enforcement actions against other financial institutions for breaches of BSA, AML and OFAC requirements have resulted in settlements involving fines and penalties, some of which have been significant depending on the individual circumstances of each action. The ongoing investigations are at an early stage. Based on the facts currently known, it is not practicable at this time for HSBC to determine the terms on which the ongoing investigations will be resolved or the timing of such resolution or for HSBC to estimate reliably the amounts, or range of possible amounts, of any fines and/or penalties. As matters progress, it is possible that any fines and/or penalties could be significant.

Investigations into the setting of London interbank offered rates

Various regulators and enforcement authorities around the world including in the UK, the US and the EU, are conducting investigations related to certain past submissions made by panel banks to the BBA in connection with the setting of London interbank offered rates ('LIBOR'). As HSBC Bank plc is a panel bank, HSBC and/or its subsidiaries have received requests from these various regulators for information and are cooperating with their enquiries. In addition, HSBC and other panel banks have been named recently in several putative class action lawsuits filed by private parties in the US with respect to the setting of LIBOR. These ongoing matters are at an early stage. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these regulatory investigations or putative class actions lawsuits, including the timing and potential impact, if any, on HSBC.

15. Events after the balance sheet date

On 31 July 2011, we announced that we had reached an agreement with First Niagara Bank, N.A. to sell 195 retail branches, including certain loans, deposits and related branch premises, primarily located in upstate New York, for consideration of a premium equal to 6.67% of the deposits to be transferred at closing. Based on 31 May 2011 balances, the consideration would represent approximately US$1.0bn. This will result in a gain upon closing of the transaction. Branch premises will be sold for fair value and loans and other transferred assets will be sold at their book values. The all-cash transaction is expected to close in early 2012, subject to regulatory approvals, including approval by the acquirer's regulator. The branches held approximately US$15.0bn in deposits and US$2.8bn in loans as of 31 May 2011.

A second interim dividend for the financial year ending 31 December 2011 of US$0.09 per ordinary share (approximately US$1,604 million) was declared by the Directors after 30 June 2011. This dividend will be payable on 6 October 2011 to holders of record on 18 August 2011 on the Hong Kong Overseas Branch Register and 19 August 2011 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

16. Forward-looking statements

This media release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

17. Statutory accounts

The information in this media release does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. The statutory accounts for the year ended 31 December 2010 have been delivered to the Registrar of Companies in England and Wales in accordance with Section 447 of the Companies Act 2006. The auditor has reported on those accounts. Its report was unqualified; did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and did not contain a statement under Section 498(2) or (3) of the Companies Act 2006.

The information in this media release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report 2011. The Interim Report 2011 was approved by the Board of Directors on 1 August 2011. The unaudited interim consolidated financial statements have been reviewed by the Company's auditor, KPMG Audit Plc, in accordance with the guidance contained in the International Standard on Review Engagements (UK and Ireland) 2410: Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board. The full report of its review, which was unmodified, is included in the Interim Report 2011.

18. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither HSBC Holdings plc nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings plc during the six months ended 30 June 2011.

19. Proposed interim dividends for 2011

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have an annual pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2011 that have not yet been declared are:

	Third interim	Fourth interim
	dividend for 2011	dividend for 2011

Announcement	7 November 2011	27 February 2012
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	23 November 2011	14 March 2012
American Depositary Shares quoted ex-dividend in New York	23 November 2011	14 March 2012
Record date in Hong Kong	24 November 2011	15 March 2012
Record date in London, New York, Paris and Bermuda*	25 November 2011	16 March 2012
Payment date	18 January 2012	2 May 2012

* Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

20. Interim Management Statement and Final results

An Interim Management Statement is expected to be issued on 9 November 2011. The results for the year to 31 December 2011 are expected to be announced on Monday 27 February 2012.

21. Corporate governance

HSBC is committed to high standards of corporate governance.

HSBC Holdings plc has complied throughout the six months to 30 June 2011 with the applicable code provisions of the UK Corporate Governance Code issued by the Financial Reporting Council and the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Group Risk Committee (all the members of which are independent non-executive Directors), which was established in accordance with the recommendations of the Report on Governance in UK banks and other financial industry entities, is responsible for the oversight of internal control (other than internal financial control) and risk management systems (Hong Kong code provisions C.3.3 paragraphs (f), (g) and (h)). If there were no risk committee, these matters would be the responsibility of an audit committee.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2010 in respect of the number and remuneration of employees, remuneration policies bonus and share option plans and training schemes save that the shareholders approved the HSBC Share Plan 2011 at the 2011 Annual General Meeting.

The Directors of HSBC Holdings plc as at the date of this announcement are:

S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, R A Fairhead†, D J Flint, A A Flockhart, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, I J Mackay, G Morgan†, N R N Murthy†, Sir Simon Robertson†, J L Thornton† and Sir Brian Williamson†.

† Independent non-executive Director

The Group Audit Committee has reviewed the results for the six months to 30 June 2011.

22. Interim Report

The Interim Report 2011 will be sent to shareholders on or about 12 August 2011. Copies of the Interim Report and this Media Release may be obtained from Group Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Group Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; from Internal Communications, HSBC-North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA; or from the HSBC Group website www.hsbc.com.

A Chinese translation of the Interim Report 2011 may be obtained on request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The Interim Report 2011 will be available on the Stock Exchange of Hong Kong's website www.hkex.com.hk.

23. For further information contact:

London Robert Bailhache Head of Group Press Office Telephone: +44 (0)20 7992 5712	Hong Kong Ruth Naderer Head of External Communications (Asia) Telephone: +852 2822 4947

Patrick Humphris Senior Manager Financial PR Telephone: +44 (0)20 7992 1631	Patrick McGuinness Head of Group Financial PR Telephone: +852 3663 6883

Paul Harris Senior Financial Press Officer Telephone: +44 (0)20 7992 2045	Gareth Hewett Head of Group Communications (Hong Kong) Telephone: +852 2822 4929

Alastair Brown Manager Investor Relations Telephone: +44 (0)20 7992 1938	Hugh Pye Head of Investor Relations (Asia) Telephone: +852 2822 4908

Chicago Lisa Sodeika Executive Vice President Corporate Affairs Telephone: +1 224 544 3299	Paris Sophie Ricord Senior Manager Press Relations Telephone: +33 1 40 70 33 05

Diane Bergan Senior Vice President Public Affairs Telephone: +1 224 544 3310	Investor relations enquiries to: Marc Cuchet Head of Analysis & Capital Management Telephone: +33 1 40 70 70 58

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 1 August, 2011